Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES THE FORMATION OF SOCIAL COMMERCE GROUP

Dedicated group to focus on assisting companies to leverage social interaction and media for buying decisions

Toronto, Ontario – July 6, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, has launched a Social Commerce Group to deliver holistic technology solutions that help businesses leverage social media to accelerate buying and selling.

The social commerce market segment is currently a multi-billion dollar industry that has been validated by the successes of companies such as Groupon and LivingSocial.  Through thoughtful integration of social and group purchase capabilities into commerce platforms, savvy corporations can dramatically enhance customer acquisition and repeat patronage.

With a long track record in delivering mission critical applications to some of the world’s largest corporations, Northcore brings a comprehensive capability set to the newly emerging social  commerce arena. Northcore’s Dutch Auction patent portfolio will provide its clients an opportunity to achieve differentiation as the social commerce landscape becomes increasingly crowded.

 “Northcore is uniquely positioned to assist companies from the initial concept through actual deployment and hosting of the social commerce solution," said Amit Monga, CEO of Northcore Technologies.  “The social media tools are fully integrated into Northcore’s industrial strength commerce solution – they are not an afterthought.”

The Northcore social commerce offering encompasses:

•	Strategic analysis of the business domain and the opportunity for an integrated social commerce component;
•	Recommendation for accelerants and differentiators, including access to Northcore’s patented Dutch Auction process;
•	Comprehensive analysis and design of the required technology environment;
•	Project management, development and implementation of the solution; and
•	Rapid deployment and robust hosting of the completed social commerce platform.

Companies interested in pursuing social commerce initiatives can contact Northcore at gosocial@northcore.com.

Northcore Announces...

As part of this initiative Northcore has also launched a hiring campaign.  Northcore is looking for world class talent that would like to be part of a growing team in this exciting space.  For more information regarding job postings please visit http://www.northcore.com/careers.html

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com